(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

June 30, 2013

(Unaudited and Expressed in Canadian Dollars)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in Canadian dollars)

	Note	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash		$82,770	$1,795,555
Restricted cash		42,037	80,148
Amounts due from exploration partners		27,453	613,753
Taxes receivable		4,806	30,294
Prepaids and deposits		47,674	220,164
		204,740	2,739,914
Non-current assets:
Marketable securities	4	5,167	12,333
Equipment	5	185,886	224,876
Mineral properties	6	72,373,219	70,165,561
Reclamation bonds		180,026	170,287
		72,744,298	70,573,057
Total assets		$72,949,038	$73,312,971

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$886,070	$656,115
Due to related parties	11	31,285	26,990
Loan payable	12	751,245	-
		1,668,600	683,105
Non-current liability
Derivative liability - warrants	7	46,480	774,673
Total liabilities		1,715,080	1,457,778

Shareholders' Equity
Share capital	8	115,816,740	115,816,740
Share-based payment reserve		19,020,057	19,020,057
Deficit		(63,602,839)	(62,981,604)
		71,233,958	71,855,193
Total liabilities and shareholders' equity		$72,949,038	$73,312,971

Approved on behalf of the
Board of Directors:

“Thomas Patton” (signed)	“Anthony Walsh” (signed)
Thomas Patton	Anthony Walsh

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2013	2012	2013	2012
General administrative expenses
Administration and general office expense		$197,796	$174,575	$382,337	$342,073
Consulting		60,413	90,444	133,435	205,208
Depreciation		17,757	26,159	38,990	52,319
Directors' fees		(26,000)	35,788	174	62,283
Investor relations and communications		14,643	69,214	26,036	117,329
Personnel costs		147,239	269,883	366,881	593,739
Professional fees		122,669	140,345	277,508	239,932
Share-based payments	9 (a)	-	915,609	-	988,469
Transfer agent and regulatory fees		19,025	20,941	85,247	90,006
Travel and promotion		10,141	(39,820)	32,392	4,769
		(563,683)	(1,703,138)	(1,343,000)	(2,696,127)

Exploration partner administration income		2,429	9,679	12,405	32,252
Foreign exchange gain (loss)		(13,788)	(19,770)	950	(97,683)
Fair value gain on derivative liability	7	237,567	-	728,193	-
General exploration recovery (costs)		1,620	(12,657)	3,276	(22,357)
Unrealized loss on marketable securities		(3,833)	-	(7,166)	-
Write-off of equipment		-	19,569	-	19,569
Interest (expense) income		(15,503)	26,955	(15,893)	45,855
		208,492	23,776	721,765	(22,364)
Net loss for the period		(355,191)	(1,679,362)	(621,235)	(2,718,491)
Unrealized loss on marketable securities		-	(15,333)	-	(9,667)
Comprehensive loss for the period		$(355,191)	$(1,694,695)	$(621,235)	$(2,728,158)
Loss per share - basic and diluted		$(0.00)	$(0.01)	$(0.00)	$(0.02)
Weighted average number of common shares outstanding		162,990,836	155,930,659	162,990,836	154,146,215

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Operating activities
Net loss for the period	$(355,191)	$(1,679,362)	$(621,235)	$(2,718,491)
Items not involving cash:
Depreciation	17,757	26,159	38,990	52,319
Fair value gain on derivative liability	(237,567)	-	(728,193)	-
Share-based payments	-	915,609	-	988,469
Shares issued for services	-	7,500	-	30,000
Unrealized foreign exchange gain on bond	(6,127)	-	(9,739)	-
Unrealized loss on marketable securities	3,833	-	7,166	-
	(577,295)	(730,094)	(1,313,011)	(1,647,703)
Changes in non-cash working capital
Taxes receivable	32,702	(38,998)	25,488	(42,707)
Prepaids and deposits	79,613	36,384	172,490	35,428
Accounts payable and accrued liabilities	(16,066)	(127,988)	(39,439)	(163,852)
Due to related parties	19,545	(31,189)	4,295	(16,261)
Cash used in operating activities	(461,501)	(891,885)	(1,150,177)	(1,835,095)

Financing activity
Loan payable	243,245	-	751,245	-
Shares issued for cash, net of issue costs	-	2,433,520	-	2,418,882
Cash provided by financing activity	243,245	2,433,520	751,245	2,418,882

Investing activities
Expenditures on mineral properties	(716,362)	(3,326,834)	(1,938,264)	(7,908,611)
Due from exploration partners	516,730	(40,818)	586,300	(143,651)
Reclamation bonds	-	1,854	-	11,447
Restricted cash	38,111	(1,421)	38,111	1,389
Cash used in investing activities	(161,521)	(3,367,219)	(1,313,853)	(8,039,426)
Decrease in cash and cash equivalents during the period	(379,777)	(1,825,584)	(1,712,785)	(7,455,639)
Cash and cash equivalents, beginning of period	462,547	6,517,266	1,795,555	12,147,321
Cash and cash equivalents, end of period	$82,770	$4,691,682	$82,770	$4,691,682
Cash and cash equivalents comprises
Cash	$82,770	$2,691,682	$82,770	$2,691,682
Term deposits and bankers acceptance	-	2,000,000	-	2,000,000
	$82,770	$4,691,682	$82,770	$4,691,682
Exploration expenditures included in accounts payable	$571,760	$544,515	$571,760	$544,515

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian dollars)

	Common Shares		Share-based	Accumulated Other
	Shares	Amount	payment reserve	Comprehensive Loss	Deficit	Total
Balance, December 31, 2011	152,353,283	$111,923,521	$17,988,540	$(51,199)	$(58,127,628)	$71,733,234
Common shares issued during the period:
Shares issued for cash, net of issue costs	4,000,000	2,418,882				2,418,882
Cancelled shares	(2,501)					-
Common shares issued for services	75,756	37,500	(7,500)			30,000
Share-based payments			988,469			988,469
Unrealized loss on available-for-sale marketable securities				(9,667)		(9,667)
Net loss for the period					(2,718,491)	(2,718,491)
Balance, June 30, 2012	156,426,538	$114,379,903	$18,969,509	$(60,866)	$(60,846,119)	$72,442,427

Balance, December 31, 2012	162,990,836	$115,816,740	$19,020,057	$-	$(62,981,604)	$71,855,193
Net loss for the period					(621,235)	(621,235)
Balance, June 30, 2013	162,990,836	$115,816,740	$19,020,057	$-	$(63,602,839)	$71,233,958

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or “the Company”) is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“QTA”) and the New York Stock Exchange MKT (“QMM”). The head office, principal address and records office of the Company are located at 1100 –1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions. The carrying value of the Company’s mineral properties does not reflect current or future values.

As at June 30, 2013, the Company had an accumulated deficit $63,602,839 with a working capital deficit of $1,463,860.

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management is planning to raise additional capital to finance operations and expected growth or alternatively to dispose of its interests in certain properties. The outcome of these matters cannot be predicted at this time. Although management is confident that it will be able to raise sufficient funds there is no assurance at the date these condensed consolidated interim financial statements were approved that these financing initiatives will be successful. The lack of sufficient committed funding for the next 12 months indicates a material uncertainty, which casts substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

Management has planned levels of exploration spending on the Company’s properties with an expectation that future capital raises would provide the necessary funding, which includes equity financing, joint venture partners’ contributions, and/or realizing the carrying amount through the sale of mineral property interests.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

2.	Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as detailed in the Company‘s audited consolidated financial statements for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the information required for complete annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB") effective as at June 30, 2013 and therefore they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2012 and the notes to the consolidated financial statements.

These consolidated financial statements were approved by the board of directors for issue on August 8, 2013.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The wholly-owned subsidiaries include Quaterra Alaska Inc. – incorporated in the United States, Minera Agua Tierra S.A. de C.V. – incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which have been stated at their fair values. These condensed consolidated interim financial statements are presented in Canadian dollars, the Company’s functional currency.

3.	Changes to accounting policies

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements ended December 31, 2012. The following accounting standards and amendments to existing standards were adopted effective January 1, 2013:

IFRS 10 Consolidated Financial Statements;
IFRS 11 Joint Arrangements;
IFRS 12 Disclosure of Interests in Other Entities;
IFRS 13 Fair Value Measurement;
IAS 27 Separate Financial Statements;
IAS 28 Investments in Associates and Joint Ventures; and
IAS 1 Presentation of Financial Statements.

The adoption of these standards has not had a significant impact on the Company's financial position or financial performance.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

3.	Changes to accounting policies, continued

The following standard has been issued by IASB but is not yet effective:

IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

For financial liabilities, the standard retains most of the IAS 39 requirements, except that fair value changes due to credit risk for liabilities designated as fair value through profit or loss would generally be recorded in other comprehensive income.

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

4.	Marketable securities

The following table presents the fair value of the Company’s shares of Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”):

		June 30, 2013			December 31, 2012

			Accumulated			Accumulated
	Number of		unrealized	Carrying		unrealized	Carrying
	shares	Cost	gains (losses)	value	Cost	gains (losses)	value
Redtail	66,667	$38,866	$(37,199)	$1,667	$38,866	$(32,533)	$6,333
Auramex	100,000	40,000	(36,500)	3,500	40,000	(34,000)	6,000
		$78,866	$(73,699)	$5,167	$78,866	$(66,533)	$12,333

The fair value of these marketable securities has been determined by reference to their closing quoted share price at the reporting date.

During the year ended December 31, 2012, an impairment of $66,533 on the marketable securities was transferred from accumulated other comprehensive loss to net loss due to a prolonged decline in their fair value. During the six months ended June 30, 2013, an additional loss of $7,166 was recognized in net loss.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

5.	Equipment

	Computer	Field
	equipment	Equipment	Vehicles	Total

Cost
Balance, December 31, 2011	$148,031	$174,870	$481,615	$804,516
Additions during the year	-	-	9,676	9,676
Balance, December 31, 2012	148,031	174,870	491,291	814,192
Additions during the period	-	-	-	-
Balance, June 30, 2013	$148,031	$174,870	$491,291	$814,192
Accumulated depreciation
Balance, December 31, 2011	$112,714	$95,853	$247,154	$455,721
Depreciation for the year	27,398	23,705	82,492	133,595
Balance, December 31, 2012	140,112	119,558	329,646	589,316
Depreciation for the period	2,970	9,065	26,955	38,990
Balance, June 30, 2013	$143,082	$128,623	$356,601	$628,306
Carrying value
At December 31, 2012	$7,919	$55,312	$161,645	$224,876
At June 30, 2013	$4,949	$46,247	$134,690	$185,886

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties

The total deferred acquisition and exploration costs for mineral properties for the six months ended June 30, 2013 were as follows:

	United States					Mexico
	MacArthur	Yerington	Herbert Gold	Uranium	Other	Nieves	Other	Total
Mineral Properties	Property	Property	Project	Properties	Properties		Properties
Acquisition
Balance, December 31, 2012	$3,077,838	$3,193,862	$136,492	$4,962,589	$2,054,693	$1,623,310	$2,472,887	$17,521,671
Additions during the period	153,619	109,855	-	10,917	192,096	63,392	160,207	690,086
Balance, June 30, 2013	3,231,457	3,303,717	136,492	4,973,506	2,246,789	1,686,702	2,633,094	18,211,757

Exploration
Balance, December 31, 2012	18,783,675	6,521,961	1,512,046	7,867,075	717,824	4,692,483	12,548,826	52,643,890
Geological	306,932	216,416	24,241	70,598	11,840	42,006	324,733	996,766
Geophysical	31,964	8,250	-	6,171	530	14,879	2,756	64,550
Geochemical	-	2,671	40	-	-	53	-	2,764
Technical Studies	110,603	223,893	7,055	-	-	1,281	-	342,832
Other	43,762	10,615	-	4,167	-	2,438	49,678	110,660
Additions during the period	493,261	461,845	31,336	80,936	12,370	60,657	377,167	1,517,572
Balance, June 30, 2013	$19,276,936	$6,983,806	$1,543,382	$7,948,011	$730,194	$4,753,140	$12,925,993	$54,161,462
Total acquisition and exploration Balance, June 30, 2013	$22,508,393	$10,287,523	$1,679,874	$12,921,517	$2,976,983	$6,439,842	$15,559,087	$72,373,219
Total acquisition and exploration Balance, December 31, 2012	$21,861,513	$9,715,823	$1,648,538	$12,829,664	$2,772,517	$6,315,793	$15,021,713	$70,165,561

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties, continued

The Company is in the business of acquiring, exploring, and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners. Detailed property information can be found in Note 6 of the audited consolidated financial statements for the year ended December 31, 2012.

During the six months ended June 30, 2013, the Company had the following significant transactions related to its mineral properties:

a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and as subsequently amended, with North Exploration LLC, the Company renegotiated the option balance payment of US$524,000 to be made as follows:

(i)	US$100,000 plus $31,440 in interest on or before January 15, 2013 (paid)
(ii)	US$424,000 plus interest at the rate of 6% per annum by January 15, 2014 or US$212,000 plus interest by January 15, 2014 and 2015, respectively.

b)	Hunewill Ranch, Nevada

On March 20, 2013, the Company entered into an exploration agreement with an option to purchase mineral interests in Lyon County, Nevada, known as the Hunewill Ranch property, with Desert Pearl Farms, LLC. To earn the right to conduct mineral exploration on the property, the Company is required to make a total of US$1.48 million option payments as follows:

(i)	US$115,000 upon execution of the agreement (paid)
(ii)	US$125,000 on or before March 20, 2014
(iii)	US$140,000 on or before March 20, 2015
(iv)	US$160,000 on or before March 20, 2016
(v)	US$185,000 on or before March 20, 2017
(vi)	US$215,000 on or before March 20, 2018
(vii)	US$250,000 on or before March 20, 2019
(viii)	US$290,000 on or before March 20, 2020

The Company has the right and option to purchase a 100% interest in the property at any time on or before March 19, 2021 (“Purchase closing date”) for additional payments including a production royalty on the purchase closing date.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties, continued

	c)	Herbert Gold Project, Alaska

The Company’s joint venture partner Grande Portage Resources Ltd. filed an updated NI43-101 compliant resource estimate for the Herbert Gold project located near Juneau, Alaska on April 12, 2013 and subsequently amended on April 19, 2013.

	d)	Uranium Properties (Arizona, Utah and Wyoming)

On January 9, 2012, the Interior Department announced a Public Land Order to withdraw approximately one million acres of federal land in northern Arizona from mineral exploration on new claims for a twenty-year period. Approximately 85% of Quaterra’s claims lie within these federal jurisdiction lands and 15% lie within Arizona State lands, which are unaffected by the withdrawal

In April 2012, the Company, together with various co-plaintiffs filed a lawsuit in the United States District Court for the State of Arizona naming as defendants the United States Department of the Interior and the BLM. The results of this legal action are unknown at this time, and, if not successful, could lead to an impairment write-down of approximately $10 million.

On June 4, 2013, the Company has renegotiated the US$100,000 option payment to US$50,000 with the payment due when the exploration activities are allowed by the Department of Interior.

	e)	Nieves Silver Concessions, Mexico

During the six months ended June 30, 2013, the Company incurred exploration expenditures in total of $248,100 of which 50% was shared and paid in full by its exploration partner, Blackberry Ventures 1, LLC (“Blackberry”).

	f)	Goldcorp Inc. (“Goldcorp”) – Investment Framework Agreement (“IFA”)

On January 29, 2010, the Company entered into an IFA with Goldcorp to fund the Company’s mining properties in central Mexico totalling US$10 million. In February 2010 and 2011, US$4 million and US$6 million, respectively, were received from Goldcorp. In April 2012, the IFA was extended to January 29, 2013 in exchange for $2.48 million and the issuance of four million common shares of the Company.

During the six months ended June 30, 2013, the Company and Goldcorp extended and amended certain terms of the IFA (“Amended Agreement”). The Amended Agreement extended the expiration for designation of Advanced Properties to January 2016 from January 2014. The amended terms include: i) lowering spending requirements to earn a 2% NSR to $1 million over the first three years from $2 million over two years; ii) lowering the minimum annual expenditure requirement after three years to US$250,000 from US$1 million; iii) allowing Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

7.	Derivative liability - warrants

On December 28, 2012, the Company completed a US$0.35 non-brokered private placement and issued 6,541,571 units. Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at US$0.53 for a period of two years, expiring December 28, 2014, subject to the following acceleration provision: if, at any time after four months from the date of closing of the Offering, the five-day weighted average trading price of the Company’s common stock on the NYSE MKT exceeds US$1.00 (the last day of such five-day period being the (“Trigger Date”), the Company will, within seven days of the Trigger Date (the “Notice Date”) accelerate the expiry date of the warrants by giving notice to the holders of the warrants that the expiry date of the warrants has been accelerated to 30 days after the Notice Date. As the warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as a derivative liability and carried at their fair value. Any changes in the fair value from period to period are recorded as a gain or loss in net income (loss).

The following table sets out the changes in derivative warrant liability during the six months ended June 30, 2013:

		Fair Value	Weighted Average
	Number of Warrants	Assigned	Exercise Price
At December 31, 2012	6,541,571	774,673	US$0.53
Change in fair value estimates	-	(728,193)	-
At June 30, 2013	6,541,571	46,480	US$0.53

The initial fair value on recognition and subsequent re-measurement of the derivative liability was calculated using the Black-Scholes pricing model, using the following assumptions:

	June 30, 2013	December 31, 2012
Risk-free interest rate	1.09%	1.10%
Expected share price volatility	98%	85%
Expected option life in years	1.50	2.0
Expected dividend yield	0%	0%

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

8.	Share capital

The Company has authorized an unlimited number of common shares without par value.

No common shares were issued during the six months ended June 30, 2013.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting periods of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options for the periods ended June 30, 2013 and December 31, 2012:

	June 30, 2013		December 31, 2012
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Outstanding, beginning of period	14,010,000	$1.16	11,460,000	$1.53
Granted	-	$-	3,695,000	$0.47
Expired	(1,130,000)	$3.15	(1,145,000)	$2.61
Outstanding, end of period	12,880,000	$0.98	14,010,000	$1.16
Exercisable, end of period	12,705,000	$0.99	13,635,000	$1.17

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments, continued

	a)	Stock options, continued

The following table summarizes information about the stock options outstanding by expiry dates:

Exercise			Options Outstanding
price	Fair Value	Expire Date	June 30, 2013	December 31, 2012
$3.45	$2.05	March 31, 2013	-	150,000
$3.30	$1.87	June 19, 2013	-	905,000
$0.98	$0.52	November 9, 2014	1,745,000	1,745,000
$1.02	$0.51	November 9, 2014	2,095,000	2,095,000
$2.00	$1.22	January 14, 2015	40,000	40,000
$1.80	$0.85	April 1, 2015	100,000	100,000
$1.76	$0.97	April 22, 2015	200,000	200,000
$1.29	$0.75	August 9, 2015	1,605,000	1,605,000
$1.55	$0.90	October 6, 2015	65,000	65,000
$1.51	$0.90	November 3, 2015	100,000	100,000
$0.60	$0.12	December 31, 2015	400,000	400,000
$1.60	$0.96	March 24, 2016	305,000	305,000
$1.25	$0.74	August 9, 2016	2,775,000	2,800,000
$0.90	$0.51	October 24, 2016	300,000	300,000
$0.50	$0.32	March 27, 2017	100,000	100,000
$0.45	$0.28	June 28, 2017	3,050,000	3,100,000
Total stock options outstanding			12,880,000	14,010,000

The weighted average remaining contractual life for both options outstanding and exercisable on June 30, 2013 were 2.61 years (December 31, 2012 - 3.02 and 2.90 years, respectively).

The Company uses the following weighted average assumptions to fair value the options granted through the Black-Scholes option pricing model:

	June 30, 2013	December 31, 2012
Weighted average share price	N/A	$0.44
Risk-free interest rate	N/A	1.11%
Expected share price volatility	N/A	82.00%
Expected option life in years	N/A	3.9
Forfeiture rate	N/A	0%
Expected dividend yield	N/A	0%

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments, continued

	a)	Stock options, continued

Volatility was determined based on the historical volatility over the estimated lives of the options. The share-based payments expense is incurred as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Consultants	$-	$338,800	$-	$338,800
Directors and officers	-	379,409	-	432,442
Employees	-	197,400	-	217,227
	$-	$915,609	$-	$988,469

b)	Share purchase warrants

The following table presents changes in warrants for the periods ended June 30, 2013 and December 31, 2012:

	June 30, 2013		December 31, 2012
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	8,188,274	$0.88	9,009,512	$1.94
Issued	-	$-	6,541,571	$0.53
Expired	(1,646,703)	$2.27	(7,362,809)	$1.87
Outstanding, end of period	6,541,571	$0.56	8,188,274	$0.88

The following summarizes information about the share purchase warrants as of June 30, 2013 and December 31, 2012:

Expiry date	Exercise price	June 30, 2013	December 31, 2012
February 7, 2013	$ 2.27	-	1,646,703
December 28, 2014	USD 0.53	6,541,571	6,541,571
		6,541,571	8,188,274

10.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,650,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

10.	Compensation of key management, continued

Compensation awarded to key management was as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Personnel costs	$109,896	$243,750	$247,396	$487,500
Directors' fees	(26,000)	35,788	174	62,283
Share-based payments	-	379,409	-	432,442
	$83,896	$658,947	$247,570	$982,225

11.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Manex Resources Group (a)	$126,158	$129,598	$275,676	$260,602
Lawrence Page Q.C. Law Corp (b)	2,710	60	6,825	545
Atherton Enterprises Ltd. (c)	10,937	43,750	40,104	87,500
	$139,805	$173,408	$322,605	$348,647

a)

Manex Resource Group (“Manex”) is a company owned by an officer that provides general office and administrative services. As of June 30, 2013, $18,563 (2012 - $31,623) was still owing in due to related parties.

b)	Lawrence Page, Q.C. Law Corp., owned by an officer, provides legal services. As of June 30, 2013, $4,883 (2012 - $nil) was still owing in due to related parties.
c)	Atherton Enterprises Ltd. is a company owned by an officer that provides CFO services to the Company. As of June 30, 2013, $7,839 (2012 - $nil) was payable in due to related parties.

12.	Loan payable

On March 28 and June 5, 2013, the President and CEO, Mr. Thomas Patton, of the Company advanced US$500,000 and US$200,000 respectively, to the Company for its operating expenses. The loans are unsecured, due in six months from date of extension and bear an annual interest rate of 10%. See note 15 Subsequent events.

13.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $10,500 plus designated offices at $1,750 per office for a five-year term expiring August 31, 2017. The Company may terminate the agreement by paying Manex the lesser of $294,000 or a total fee owing for the remainder of the term.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2013 and 2012
(Unaudited - Expressed in Canadian dollars)

13.	Commitments, continued

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the City of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years.

	c)	As of June 30, 2013, the Company had the following commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada:

Year ending December 31, 2013	$93,710
Year ending December 31, 2014	174,752
Year ending December 31, 2015	147,000
Year ending December 31, 2016	147,000
Year ending December 31, 2017	98,000
$660,462

14.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	June 30, 2013		December 31, 2012
	Property	Mineral	Property	Mineral
	equipment	property	equipment	property
Mexico	$97,432	$23,459,946	$116,722	$21,337,506
U.S.A	88,454	48,913,273	108,154	48,828,055
Total	$185,886	$72,373,219	$224,876	$70,165,561

15.	Subsequent events

a)

On July 4, 2013, the President and CEO of the Company, Mr. Thomas Patton, advanced an additional US$100,000 to the Company. The loan is unsecured, due on September 28, 2013 and bears an annual interest rate of 10%.

b)

On July 29, 2013, the Company received an acquisition bonus of US$1 million from Freeport-McMoran Mineral Properties Inc. (“Freeport”) related to the sale of the Butte Valley property which was sold to Freeport in October 2012. The acquisition bonus was contingent on Freeport acquiring certain other mineral properties.